July 13, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman David L. Orlic

Re:	Qlik Technologies Inc. Registration Statement on Form S-1 File No. 333-165844 REQUEST FOR ACCELERATION OF EFFECTIVENESS
Dear Messrs. Shuman and Orlic:
                     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Qlik Technologies Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-165844), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. (Washington, D.C. time) on July 15, 2010, or as soon thereafter as practicable. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.
                    The Registrant hereby acknowledges that:
                    (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
                    (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
                    (iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Best regards,
QLIK TECHNOLOGIES INC.
/s/ William Sorenson
William Sorenson
Chief Financial Officer